

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 27, 2015

Via E-mail
Adrian Adams
Chief Executive Officer
Aralez Pharmaceuticals Limited
1414 Raleigh Road, Suite 400
Chapel Hill, North Carolina 27517

> **Re:** **Aralez Pharmaceuticals Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 19, 2015**
> **File No. 333-205737**
>
> **Pozen Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2015**
> **File No. 000-31719**
>
> **Tribute Pharmaceuticals Canada, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2015**
> **File No. 000-31198**

Dear Mr. Adams:

We have reviewed amendment no. 1 to your registration statement and your response letter filed August 19, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Tribute Pharmaceuticals Canada, Inc. Form 8-K filed July 20, 2015

1. Refer to your response to comment 1. The interim financial statements for Medical Futures Inc. do not appear to comply with Rule 8-03 of Regulation S-X. Please revise the filing or tell us why the following revisions are not necessary:

   - Provide the comparable balance sheet as of December 31, 2014 as required by the first paragraph of Rule 8-03.
   - Provide the comparable statement of operations for the three months ended March 31, 2014 as required by the first paragraph of Rule 8-03.
   - Provide the cash flow statements for the three months ended March 31, 2014 and 2015 as required by Rule 8-03(a)(3).
   - Provide footnotes as required by Rule 8-03(b)(1).

Tribute Pharmaceuticals Canada, Inc. Form 10-K filed March 3, 2015

2. Acquisitions and Goodwill
Asset Purchase Agreement, page F-6

2. Please refer to your response to comment 19. You state on page 11 of the Form S-4 that you are marketing Fiorinal. You also confirmed in your response that there is a customer base. Although you may plan to operate the business differently than was done previously, you appear to be capable of producing outputs by integrating the business acquired with your own processes and have indeed generated revenues since the acquisition. Based on your response it appears that the acquisition of Fiorinal in October 2014 was an acquisition of a business under both GAAP and Item 11-01(d) of Regulation S-X which would have required financial statements and pro forma information in a Form 8-K. If so, please revise your accounting to reflect this acquisition as a business combination and file the financial information required by Rule 3-05 of Regulation S-X in a Form 8-K and incorporate that filing into your registration statement under Item 10(b)(1) or Item 12(a)(3) of Form S-4. If you disagree, please tell us what elements you did not acquire in the acquisition and explain why they could not have been readily replaced or replicated and explain how you can generate revenue from product sales without inputs and processes. Confirm that you did not acquire any inventory in the acquisition and that you did not subsequently hire any employees of Novartis.

You may contact Mary Mast at (202) 551-3613 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
       Andrew P. Gilbert, Esq.
       DLA Piper LLP (US)